Exhibit 99.1

Critical Metals Corp. Appointment of CFO and Board Transition

New York, NY – December 10, 2024 – Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp”), a leading mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners, today announced the appointment of Mr. Steven R Parkes as Chief Financial Officer following the agreed transition of Ms. Melissa Chapman from the role, effective 9 December 2024. The Company also announced that Ms. Carolyn Trabuco has stepped down from her position as an Independent Director of the Board.

Ms. Chapman, based in Australia, has been serving as Interim Chief Financial Officer since Critical Metals Corp commenced trading on the Nasdaq in February 2024. The Board of Critical Metals Corp would like to thank Melissa for her valuable contribution during the listing process, especially navigating the long hours faced with the time zone issues.

Mr. Parkes has over 30 years of diversified international financial management experience as a CFO for public, private equity backed and privately held companies. Following nine years in public accounting for PKF International in Australia, Mr. Parkes has been based in New York City where his career has spanned senior financial positions for global companies including RGP, WPP, Omnicom, Mach7 Technologies and USHealthConnect. His experience spanning both USA and Australian accounting standards will be invaluable moving forward.

Mr. Parkes is a Certified Public Accountant (CPA) which he earned in 2003. He also earned Bachelor of Business Administration in Accounting in 1996 from the University of Newcastle.

Separately, the Company announced that Ms. Carolyn Trabuco has stepped down from her position as an Independent Director of the Board to pursue other opportunities. Ms. Trabuco initially joined Critical Metals Corp’s Board as part of the Company’s successful business combination with Sizzle Acquisition Corp., where she served as a Director and helped guide the SPAC through its merger process. The Board extends its sincere gratitude to Ms. Trabuco for her significant contributions to Critical Metals Corp, particularly during the Company’s successful Nasdaq listing and subsequent strategic acquisitions. The Board has initiated a search process and expects to announce Ms. Trabuco’s successor in the near term.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its initial flagship asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable building block in an expanding geostrategic critical metals portfolio.

For more information, please visit https://criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to: general economic conditions and conditions affecting the industries in which the Company operates; expansion and other plans and opportunities, including expansion into other strategic assets; and other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2024 and in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024, forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, which was declared effective on December 27, 2023. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com

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